April 26, 2011

VIA EDGAR AND MESSENGER

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	TransDigm Group Incorporated
Form 10-K: For the Fiscal Year Ended September 30, 2010
Filed November 15, 2010
File No. 001-32833
Definitive Proxy Statement on Schedule 14A
Filed January 19, 2011
File No. 001-32833

Dear Mr. Shenk:

Set forth below are the responses of TransDigm Group Incorporated (“TransDigm” or the “Company”) to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter to Mr. Gregory Rufus, dated March 18, 2011 and sent via fax transmittal on March 22, 2011, with respect to the filings referenced above. For the staff’s convenience, the text of the staff’s comments is set forth below followed by the Company’s response.

Management Discussion and Analysis, page 25

Trend Information, page 29

1.	You identify that you serve customers in the following markets: commercial aftermarket, commercial OEM, and defense. You have also disclosed that you evaluate the company as one reporting segment in the aerospace industry. Please explain to us whether you consider each market to represent an operating segment pursuant to Accounting Standards Codification 280-10-50-1. If you do not consider any to be an operating segment, tell us the basis for your conclusion. If one of more of these markets is an operating segment, explain to us how your reporting complies with presenting reportable segments and aggregation of operating segments pursuant to ASC 280-10-50-10 and 11. Please accompany your response with a copy of the financial information of operating results reviewed by the chief operating decision maker for the fiscal year ended September 30, 2010.

RESPONSE: The Company is engaged in the design, manufacture and sale of highly engineered proprietary aircraft components. Although we have a diverse product line, substantially all of our products fit the same profile—highly engineered products for use by manufacturers and operators of aircraft. The staff is correct that we serve customers in the three end markets of the aerospace industry—commercial aftermarket, commercial aerospace original equipment manufacturer (OEM), and defense. However, neither our financial reporting nor our management structure is aligned along these end markets. As a result, the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2010 states that management evaluates the Company as one reporting segment in the aerospace industry. For the reasons discussed below, we do not consider the commercial aftermarket, commercial OEM, and defense markets to be operating segments pursuant to Accounting Standards Codification (ASC) 280-10-50-1.

The Company’s chief executive officer, who is the chief operating decision maker (the “CODM”) does not make decisions with respect to allocating resources or assessing performance at a commercial aftermarket, commercial OEM, or defense market level, and the Company does not align its management structure or its financial reporting based on these markets. In fact, the Company’s systems would not currently support financial reporting based on these end markets for several reasons. First, when we sell to distributors, we do not always know whether the end user of a particular product will be a commercial aftermarket or commercial OEM customer. In addition, for some OEM sales, we do not know at the time of sale whether a commercial OEM customer is using the product for an OEM application or for the aftermarket. In addition, some of the Company’s products are used for both commercial and defense applications. Finally, most of our product categories are sold into more than one of the three end markets.

Although the CODM receives information about commercial aftermarket, commercial OEM, and defense bookings and sales data, that information is compiled from data outside of the Company’s financial reporting system. The CODM uses this information to compare sales trend information to the Company’s consolidated historical sales and sales projections. However, the information is limited to bookings and sales data, rather than a measure of profit (e.g., gross margin). Therefore, the CODM does not review expense data or profit or loss information at the commercial aftermarket, commercial OEM, and defense market level, either to assess performance or to make resource allocation decisions. In fact, the Company makes no effort to allocate expense or evaluate profitability by these three markets. Finally, the CODM does not review discrete balance sheet or cash flow information at the commercial aftermarket, commercial OEM, or defense market level. Because discrete information for commercial aftermarket, commercial OEM, and defense market level is not available in the Company’s financial reporting system and because the CODM does not allocate resources or assess performance based on these markets, none of these markets meets the definition of an operating segment as defined in ASC 280-10-50-1.

We are providing to the staff by messenger today, on a supplemental basis, the following information that was provided to the Company’s CODM for the year ended September 30, 2010. The first six items listed below were provided to the CODM on a monthly basis during the fiscal year, and the last item was provided to the CODM on a quarterly basis.

1.	Consolidated balance sheet (current month vs. prior month vs. prior fiscal year end).

2.	Consolidated income statement (current quarter-to-date vs. plan and vs. prior year; current year-to-date vs. plan and vs. prior year).

3.	Consolidated statement of cash flows (current month and year-to-date).

4.	Bookings, Sales & EBITDA As Defined (“BS&E”) by reporting unit on a pro forma basis (current month vs. plan and prior year; current quarter vs. plan and prior year; and year-to-date vs. plan and prior year). Due to TransDigm’s recent acquisition history and ongoing acquisitive nature, this internal-purposes-only report presents information on a pro forma basis as if all reporting units were owned by TransDigm from the beginning of the prior fiscal year.

5.	Working capital metrics for accounts receivable and inventory by reporting unit.

6.	President’s letter from the president of each reporting unit highlighting and explaining various results on a reporting unit basis.

7.	Management’s adjusted bookings and sales by market channel by reporting unit (current quarter vs. prior quarter and current year-to-date vs. prior year). It should be noted that, because sales market channel information is not captured in the historical accounting records, this report includes adjustments for items such as “pass through” bookings and sales, i.e., products sold to OEMs which resell in the aftermarket as well as products sold to distributors which sell to the ultimate end-users of the products.

The CODM evaluates the business and makes decisions with respect to allocating resources and assessing performance at the consolidated level based on the foregoing information. Further, the Company’s CODM primarily uses consolidated financial information to communicate the Company’s results to the Board of Directors, evaluate potential acquisition and investment opportunities, evaluate and consider changes in the Company’s capital structure, and approve the Company’s operating plan. As reflected by the information provided to and reviewed by the CODM as well as the structure of the Company’s financial reporting and management systems, the commercial aftermarket, commercial OEM, or defense markets do not meet the definition of operating segments as defined in ASC 280-10-50-1.

Critical Accounting Policies, page 31

2.

Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

RESPONSE: In future filings, we will disclose material assumptions and judgments made in arriving at significant estimates included in our financial statements, including how those assumptions and judgments have changed in the past or may change in the future, and the effects any changes had on our financial statements. We plan to include these additional disclosures in the Quarterly Report on Form 10-Q to be filed for our second fiscal quarter ended April 2, 2011. We have proposed below revised disclosures applicable to our fiscal year ended September 30, 2010 as well as several additional categories of critical accounting policies deemed appropriate after the completion of the acquisition of McKechnie Aerospace Holdings Inc. which occurred subsequent to the end of the fiscal year. We have underlined the text that was added to the original disclosure in the Form 10-K for the fiscal year ended September 30, 2010. Our proposed revised disclosure follows:

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with GAAP, which often requires the judgment of management in the selection and application of certain accounting principles and methods. Management believes that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

We have identified the following as the most critical accounting policies upon which our financial status depends. These critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are as follows:

Revenue Recognition and Related Allowances: Revenue is recognized from the sale of products when title and risk of loss passes to the customer, which is generally at the time of shipment. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Collectability of amounts recorded as revenue is reasonably assured at the time of sale. Provisions for returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. We have a history of making reasonably dependable estimates of such allowances; however, due to uncertainties inherent in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

Management estimates the allowance for doubtful accounts based on the aging of the accounts receivable and customer creditworthiness. The allowance also incorporates a provision for the estimated impact of disputes with customers. Management’s estimate of the allowance amounts that are necessary includes amounts for specifically identified credit losses and a general amount for estimated credit losses based on historical information. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. Depending on the resolution of potential credit and other collection issues, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments were to become impaired, increases in these allowances may be required. Historically, changes in estimates in the allowance for doubtful accounts have not been significant.

The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies throughout the Company’s operations, generally ranging from 90 days to six years. In addition, certain contracts with distributors contain right of return provisions. The Company accrues for estimated returns and warranty claims based on knowledge of product performance issues and based on excess inventories provided by its customers and industry sources. The Company also provides a general amount based on historical trends. To the extent total warranty claims differ from estimates, adjustments may be necessary. Historically, actual product returns and warranty claims have not differed materially from the estimates originally established.

Inventories: Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods for all locations except CEF, which determines the cost of inventories using the last-in, first-out (LIFO) method. Because the Company sells products that are installed on airframes that can be in-service for 30 or more years, it must keep a supply of such products on hand while the airframes are in use. Where management estimated that the current market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made by recording a provision included in cost of sales. Although management believes that the Company’s estimates of excess and obsolete inventory are reasonable, actual results may differ materially from the estimates and additional provisions may be required in the future. In addition, in accordance with industry practice, all inventories are classified as current assets as all inventories are available and necessary to support current sales, even though a portion of the inventories may not be sold within one year. Historically, changes in estimates in the net realizable value of inventories have not been significant.

Intangible Assets: Mergers and acquisitions are accounted for using the acquisition method and have resulted in significant amounts of identifiable intangible assets and goodwill. Fair value adjustments to the Company’s assets and liabilities are recognized and the results of operations of the acquired business are included in our consolidated financial statements from the effective date of the merger or acquisition. We generally use third-party appraisals to assist us in determining the estimated fair value of the intangible assets.

Intangible assets other than goodwill are recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company’s intent to do so. Goodwill and identifiable intangible assets are recorded at their estimated fair value on the date of acquisition and are reviewed at least annually for impairment based on cash flow projections and fair value estimates.

GAAP requires that the annual, and any interim, impairment assessment be performed at the reporting unit level. The reporting unit level is the operating subsidiary level for the Company. Substantially all goodwill was determined and recognized for each operating subsidiary pursuant to the accounting for the merger or acquisition as of the date of each transaction, and therefore the allocation of goodwill among reporting units was immaterial for purposes of the impairment assessment. With respect to acquisitions integrated into an existing operating subsidiary, any related goodwill is combined with goodwill of the operating subsidiary.

At the time of goodwill impairment testing, management determines the estimated fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated estimated fair value is less than the current carrying value, impairment of goodwill of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing. The key assumptions used in the discounted cash flow valuation model for impairment testing includes discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital (“WACC”) methodology. The WACC methodology considers market and industry data as well as Company specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business.

Operational management, considering industry and company-specific historical and projected data, develops growth rates, sales projections and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate of all reporting units estimated fair value is reconciled to the total market capitalization of the Company.

The Company had 13 reporting units with goodwill as of the first day of the fourth quarter of fiscal 2010, the date of the annual impairment test. The estimated fair values of each of the reporting units was substantially in excess of their respective carrying values (by more than 25 percent), and therefore no goodwill impairment was recorded. The Company performed a sensitivity analysis on the discount rate, which is a significant assumption in the calculation of fair values. With a one percentage point increase in the discount rate, the reporting units would continue to have fair values in excess of their respective carrying values.

Management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuation at the time of acquisition. The impairment test for indefinite-lived intangible assets consists of a comparison between the estimated fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their estimated fair values, an impairment loss will be recognized in an amount equal to the difference. Management utilizes the royalty savings valuation method to determine the estimated fair value for each indefinite-lived intangible asset. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in company-specific risk factors between reporting units and the indefinite-lived intangible assets. Royalty rates are established by management with the advice of valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and company-specific historical and projected data, develops growth rates and sales projections for each significant intangible asset. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates.

The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions.

Stock Options: The Company accounts for the cost of its stock options in accordance with GAAP, which requires the measurement of compensation expense under the stock option plan to be based on the estimated fair value of the awards under the plan on the grant dates and amortizes the expense over the options’ vesting periods. Compensation expense is recorded over the service period using the straight-line method for service-based awards and in the service period corresponding to the performance target for performance-based awards. The Company estimates the fair value of all share-based payments using the Black-Scholes-Merton option pricing model which requires management to make certain assumptions. Management continuously reviews the following assumptions: risk-free interest rates, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have an impact on the Company’s results of operations.

Environmental Matters: The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses include costs of investigation and remediation and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued.

Income Taxes: The Company estimated income taxes in each jurisdiction in which it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur. Historically, such adjustments have not been significant.

Notes to Consolidated Financial Statements, page F-6

Notes 3: Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Related Allowances, page F-8

3.	Please disclose your accounting for recognition of revenues and associated costs of fixed price contracts referred to in the filing. In particular, state the basis for and timing of recognition of revenues and when associated costs are recognized. Include significant assumptions made and key factors involved in determining the amount and timing of revenues and costs recognized.

RESPONSE: The Company recognizes the revenue for a unit of product in sales, and simultaneously recognizes the cost to manufacture that unit of product in cost of sales, when title and risk of loss passes to the customer, which is at the time of shipment for sales with Free On Board (FOB) shipping point terms and at the time of delivery for sales with FOB destination terms. The sales price for the unit of product is established by fixed-price purchase orders received from customers or, in some instances, by a long-term contract.

The Company does not apply contract accounting, i.e., the percentage-of-completion method including (units of delivery) or the completed-contract method, to any of its current contracts pursuant to ASC 605-35-25. Accordingly, the Company does not make or apply significant assumptions in determining the amount and timing of revenues and related costs.

Based on the factors set forth above, we continue to believe that the disclosure of the Company’s revenue recognition policy is appropriate. If the Company elects to apply contract accounting to future contracts that meet the requirements under ASC 605-35-25, the Company will disclose significant assumptions made and key factors involved in determining the amount and timing of revenues and costs recognized in future filings.

Notes 5: Earnings Per Share, page F-11

4.	In accordance with ASC 260-10-10-1, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

RESPONSE: As is disclosed on page F-10 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2010, earnings per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends (“participating securities”). The Company’s vested stock options are considered “participating securities” because they include non-forfeitable rights to dividends.

All of the Company’s stock options include non-forfeitable rights to dividends and therefore, when vested, are included in the weighted-average shares outstanding for the period under the two-class method. Accordingly, there are no additional securities that could potentially dilute basic earnings per share that would need to be disclosed in the notes to the financial statements.

Notes 21: Subsequent Event, page F-25

5.	Throughout your filing, please assure that all terms are defined. Specifically, regarding your acquisition of McKechnie Aerospace Holdings Inc., please clarify “cash free, debt free basis” in context to the $1.27 billion cash purchase price.

RESPONSE: In future filings, we will ensure that we define all terms that we believe may not be common terms or otherwise not apparent to a reader of the financial statements. The term “cash free, debt free basis”, as utilized in Note 21 to our financial statements with respect to the acquisition of McKechnie Aerospace Holdings Inc., was used to indicate that the stated purchase price for the business would be adjusted for cash or debt remaining on the balance sheet at closing, if any. After the completion of the acquisition on December 6, 2010, we used the following language in the disclosure related to the acquisition on page 5 of our Quarterly Report on Form 10-Q for the period ended January 1, 2011:

“On December 6, 2010, TransDigm Inc. completed the acquisition of McKechnie Aerospace Holdings Inc. (“McKechnie Aerospace”), for approximately $1.27 billion in cash, subject to adjustments based on the level of working capital as of the closing date of the acquisition.”

In future filings, we will continue to use the above language to describe the McKechnie Aerospace Holdings Inc. acquisition, and we will define any terms such as “cash free, debt free basis” if and when used to describe other acquisitions that may take place in future periods.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

Executive Compensation Discussion and Analysis, page 15

Annual Incentives, page 16

6.

We note your disclosure on page 16 that, in establishing awards pursuant to your performance-based bonus program, the compensation committee considers financial performance and that finance measures are based primarily on EBITDA and return on investment. Please advise as to whether you set specific EBITDA targets or other company-wide financial targets for these bonuses. To the extent that you do, please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the names executive officers or how likely it will be for you to achieve the undisclosed target level or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually area not sufficient.

RESPONSE: As disclosed on page 16 of our Proxy Statement, awards under the bonus plan for 2010 were at the discretion of the Compensation Committee. Although the Compensation Committee considers financial performance (primarily EBITDA and return on investment), among other things, in making awards under the plan, the Compensation Committee does not set specific EBITDA or other company-wide financial targets for these bonuses. There is no financial target that must be achieved in order for our named executive officers to earn their bonuses, nor is there any financial target which, if met, assures our named executive officers of a bonus.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus

Gregory Rufus
Executive Vice President, Chief Financial Officer and Secretary
TransDigm Group Incorporated

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